Dentonia Resources Ltd.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

December 14, 2005


06010077

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

RECEIVED
2006 JAN -4 P 12:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs/Mesdames:

Re: News Release dated December 14, 2005

Enclosed is a copy of our News Release dated December 14, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

PROCESSED
JAN 10 2006
THOMSON
FINANCIAL

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd.



Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

December 14, 2005

For Immediate Release
TSX Venture: "DTA"

- **NON BROKERED PRIVATE PLACEMENT CLOSED**
- **2006 BUDGET FOR ADVANCED EXPLORATION AT THE DO27, LAC DE GRAS, NWT**
- **DETAILS OF ATKINSON GOLD PROSPECT, ABITIBI GREENSTONE BELT, ONT.**
- **IS GOLD GOING TO $1,000 (US)?**
- **APPOINTMENT OF NEW CFO**

NON BROKERED PRIVATE PLACEMENT CLOSED

Dentonia Resources Ltd. ("Dentonia") realized in total **$2,643,275**, ($1,651,275 non-flow-through and $992,000 flow-through funds), through its private placement, first announced on November 16, as amended on November 22 and 29, 2005.

Dentonia, subject to obtaining regulatory approval, will issue 11,008,501 non-flow-through units at $0.15 per unit and 4,960,000 flow-through units at $0.20 per unit, consisting, in each case, of 1 common share with 1 non-transferable warrant attached, exercisable over 2 years, at $0.25 during the first year and $0.35 during the second year. Shares issued and shares acquired through the exercise of warrants will have a hold period of 4 months plus 1 day from the date of distribution of the units.

DIAMONDS

2006 Budget for Advanced Exploration at the DO27, Lac de Gras, NWT

Funds on hand of approximately $680,000 together with the non-flow-through funds of $1,651,275, in total $2,331,275 will be used for general corporate purposes and for Dentonia's contribution to the planned 2006, DO27 kimberlite bulk sample of approximately 3,000 tonnes (3,000 carats), at an estimated total cost of $14,000,000, of which DHK Diamonds Inc. will contribute 20% or $2,800,000 to maintain its 20% interest in the DO27, DO18 kimberlites, and surrounding leases and claims at Lac de Gras, NWT. These properties adjoin the Diavik Diamond Mine to the south.

Dentonia has a 1/3 equity interest in DHK Diamonds Inc., and its pro rata contribution will be $950,000. Shareholders of DHK, each have rights of first refusal for 60 days in the event any one of shareholders of DHK Diamonds Inc. intends to dispose of its interest.

A 43-101 Report, prepared by Howard G. Coopersmith, P. Geo. covering the DO27 has been filed on SEDAR by Dunsmuir Ventures Ltd. This report contains the following 2006 proposed budget:

Advanced Exploration Phase Estimated Budget, 1st Half of 2006		Budget for Work at DO-27 to take place in the 2nd Half of 2006		
Item	**Cost**	**Item**	**Cost (H2 2006)**	
Site Support	1,245,000	Site Support	60,000	
Camp Support	510,000	Camp Support	150,000	
Drilling (LDH &DDH)	8,343,000	Geological and Geotechnical Drilling	750,000	
Sampling Processing	1,610,000	Sampling Processing	150,000	
Professional Services	420,000	Professional Services (Environmental Studies, etc)	500,000	
Air Transport	435,000	Air Transport	300,000	
Consumables	197,000	Consumables	75,000	
Fuel	617,000	Fuel	150,000	

Trucking/Shipping	213,000	Trucking/Shipping	25,000	
Accommodation & Travel	60,000	Accommodation & Travel	20,000	
Staff	350,000	Staff	150,000	
Total	14,000,000		2,330,000	

Highlights of Howard G. Coopersmith's 43-101 Report

The WO Property containing the diamondiferous DO-27 kimberlite deposit and a number of other kimberlites is located approximately 300 kilometres north-northeast of the City of Yellowknife in the Northwest Territories, Canada. It comprises 14 mineral claims and 3 mineral leases. The property ownership currently is:

- Peregrine Diamonds Ltd. – 54.475%
- DHK Diamonds Inc. – 20%
- Archon Minerals Limited – 13.275%
- Aber Diamond Corporation – 7.35%
- SouthernEra Resources Limited – 4.9%

Aber and Kennecott Canada Inc. hold a 0.3% and 1% GOR, respectively.

Peregrine Diamonds Ltd. is the project operator and all partners will contribute to future programs or their interests will be diluted.

Diamond Valuation

The 2005 mini bulk sample of the Southern Lobe of the DO27 was split into two parcels:

- PDL-1, RC hole 1, 2, 4, 5 & 6 and
- PDL-2, RC hole 3

Diamonds recovered from PDL-1 consisted of 103.14 carats, valued between US$58.54 and US$77.77 a carat, diamonds recovered from PDL-2 consisted of 29.11 carats, valued between US$32.24 and US$33.67 a carat.

The carats from the 1994 bulk sample, taken primarily from the North Eastern Lobe or Subsidiary Vent were revalued in 2005. Values between US$41.62 to US$54.34 per carat were obtained, a marked increase from the 1994 valuation of US$21.70 a carat. Please refer to Dentonia's Annual Report, 2005 for further details.

GOLD

Details of Atkinson Gold Prospect, Abitibi Greenstone Belt, Ontario

Beginning January/February 2006 Dentonia with flow-through-funds of $992,000 realized, will commence a $400,000 exploration program to test as many as 17 geophysical targets at the Atkinson Gold Prospect, located 15km south of the Detour Lake Mine, Porcupine Mining Division, Ontario.

The Atkinson Gold Prospect consists of 4 claim groups, the Lipton, Nash, Horner and Atkinson West. Initially exploration will concentrate on the Lipton group, which consists of 13 contiguous mining claims.

Paul R. Nicholls, P. Eng., Ontario, has recommended a minimum of 11 NQ drill holes in the area surrounding and north-east of drill hole 96-3. This hole intersected 9.0m of 10.7g/tonne gold in 1996. This mineralized formation is open down-dip and along strike.

This zone was defined by earlier geophysical surveys and by a number of drill holes grading greater than 2.5g/tonne of gold and further defined by Dentonia's magnetic survey in the spring of 2005.

The results of these surveys were summarized by Gerard Lambert, P. Eng. in his report to Dentonia as follows:

> "The additional ground magnetometer surveys which were recently completed for Dentonia Resources Ltd. (May, 2005) on the Lipton Lake, grid part of the Atkinson Project, have successfully mapped a rather deep-seated magnetic feature between L-1400N and L-1600N at about 380W. It appears to be the extension to the north of any existing unit mapped earlier in 1997. It interpreted depth to top would be about 60 meters below surface. The magnetic relief in the western extensions of L-300N to L-900N is active, the probable result of nearby bedrock and a heterogeneous magnetism within that bedrock.
>
> Toward the south, the strongly magnetic unit mapped at about 200W down to line 500S in 1997 was confirmed to extend by at least 600m toward the south. This strongly magnetic horizon probably contains between one or four individual layers of variable thickness, possibly an ultramafic sill or an iron formation."

Note, that the distances between 2 grid lines, "L", is 100m, north-south, and 200m east-west; the area surveyed in 1997 and 2005 has an approximate dimension of 2,400m by 2,800m, and defined a horseshoe shaped geophysical conductor, extending between 2,000m to 3,000m. No further exploration was carried out after 1997 until Dentonia began its magnetometer survey in April/May 2005.

Gold Price – Is Gold going to $1,000 (US)?

The hiatus in exploration may have been due, primarily, to declining gold prices from US$420/ounce in 1995 to its recent nadir of US$240/ounce in 1999.

Gold prices reversed this trend in 2001 to current prices, approaching US$530/ounce (February Contract, Comex) with prediction of US$1,000/ounce, and gold bearing deposits, depending on dimension, grading of 3g/t or better have become ore.

To quote, Financial Post, December 8, 2005:

> **"Flight to security lifts gold for sixth day**
>
> Gold futures for February delivery rose US$4.90, or 1%, to US$522.70 an ounce on the Comex division of the New York Mercantile Exchange, the highest close for a most-active contract since April, 1981. The metal has climbed US$24 this month and has gained 19% this year.
>
> "It's really a move away from paper assets into tangible assets," said Sean Boyd, chief executive of Toronto-based Agnico-Eagle Mines Ltd., owner of Canada's biggest gold mine. **Gold may reach US$1,000, he said**."

To quote, The Globe and Mail, December 13, 2005:

> "To be in line with soaring oil and copper prices, for example, gold would have to fetch about $800 an ounce, he said. Then, gold miners would make money, at least those with reserves. 'It's a different matter if you're starting from scratch.'
>
> A report released last week by M. Murenbeeld & Associates Inc. noted that gold prices have broken through every major trend line of the past 20 years. If supply stays sluggish, current price increases may reflect a new norm rather than a short-term fluctuation."

Recent Exploration at Atkinson

Between October 26, and November 13, 2005 the Company completed a helicopter supported reconnaissance drill program at the Horner and Atkinson West claim groups, located, respectively, 4km east and 2.5km south-east of the Lipton claim group.

Two holes were drilled at the Horner and one hole at the Atkinson West, to a depth of 137m, 159m, 155m, respectively, in total 594m.

These holes intersected quartz veins, green mica (fuchsite), pyrite, and pyrrhotite over wide sections. One hundred and one (101) split core samples were collected and assayed for gold. Results of the gold analyses were low with slightly elevated to anomalous concentrations of gold (100 to 309 ppb) detected in two of the three holes.

Atkinson Area Play

The Atkinson Gold Prospect is located within the Abitibi Greenstone Belt. Gold deposits generally occur as massive sulphide accumulations or consist of disseminated stock-work-like vein systems; auriferous ore usually consists of pyrite, pyrrhotite-chalcopyrite, quartz veins and associated stringer mineralization, e.g. Agnico Eagle, which is the largest gold deposit in Canada.

To underline the potential of the Atkinson Gold Prospect quotes from a paper delivered by Pierre Doucet, James Moorhead and Suzanne Cote, "Southern Part of Superior Province (Abitibi and Pontiac Subprovince) will illustrate:

> "The Abitibi Subprovince is world-renowned for the great number and high grade of its precious metal (Au-Ag) and polymetallic (Cu-Zn-Au-Ag and Cu-Au) ore deposits."
>
> "Exploration and mining have made this territory one of the main mining regions in Quebec for close to a century."

Also note the recent $444.8 million, an all stock transaction, between Virginia Gold and Gold Corp. for the acquisition of the Eleonore gold deposit, located in the Abitibi Greenstone Belt of Quebec.

To quote, "The Globe and Mail", December 6, 2005:

> "The Eleonore mining project has attracted a lot of attention since Virginia Gold Mines Inc. discovered gold there in 2004. Goldcorp Inc. yesterday agreed to pay $420 million U.S. to acquire the project, described by one Goldcorp executive as the best discovery since the famed Hemlo find of 1981."

The area of the Abitibi Greenstone Belt near the Atkinson Project is now actively being explored. In 2004, Noranda Inc. (now Falconbridge Limited) staked 5 claims blocks adjacent to and east of Atkinson Lake Project and has commenced an exploration program.

Aurizon Mines Ltd's Casa Berardi Mine is expected to be in production by late 2006. The mine will have an initial 5-1/2 year mine life during which it will produce 150,000 ounces of gold per year at a cash cost of $233 per ounce. Current reserves are 4.4 million tonnes of gold at a grade of 6.2 grams of gold per tonne (868,000 ounces of gold). There are additional resources of 1.6 million tonnes at 9.95 grams of gold per tonne. Aurizon spent $7.5 million in exploration of the Casa Berardi in 2005 alone.

Production at BHP Billiton Ltd.'s Selbaie mine finished in February 2004, with final reserves of 6,820,000 tons at 1.22% zinc, 0.64 ounces of silver per ton, 0.3% copper and 0.007 ounces of gold per tonne.

Other junior mining companies are also active in the area. Pelangio Mines Inc., which controls 94 square miles of the Abitibi Greenstone Belt, with its joint venture partner Trade Winds Ventures Inc., is exploring their Detour Lake Mine and surrounding mineral claims. Assays from a recent 5 hole drill program at Block "A" returned good intersections including 41.34 grams of gold per tonne over 5 metres (including 367 grams of gold per tonne over 0.5 metres) and 3.57 grams of gold per tonne over 12 metres (including 61.6 grams of gold per tonne over 0.5 metres).

The Detour Lake Gold Mine (Placer Dome Inc.), located north of Atkinson Gold Prospect, 15km, operated between 1983 and 1999 and produced 1.7 million ounces of gold at an average grade of 4.17 grams of gold per tonne. At the time of the mine's closure in 1999, Placer Dome Inc. had calculated a remaining resource of 1.7 million ounces of gold in six zones with a total of 521,965 ounces of gold in the measured or indicated category.

THOMLINSON CREEK MOLYBDENUM PROSPECT, NEAR HAZELTON, CENTRAL B.C.

Dentonia's funds may also be expended on the Thomlinson Creek Molybdenum prospect, near Hazelton, central B.C. Permits from the Ministries of Mines and Forestry were obtained, a $15,500 bond was posted, all preparatory to a recommended 5 hole drill program, in late spring/summer 2006, to test a large molybdenum soil anomaly, located west of a 1981 drill hole, which intersected, at its bottom, a 6m wide section, assaying 0.17% copper and 0.236% molybdenum with a gross value, at today's prices, approaching $200/tonne.

The economics of this potential deposit have dramatically increased over the last few years with the increase of copper prices to US$2.00 per pound and molybdenum from a low of US$2-5 per pound in 2002/03 to current prices in excess of US$30 per pound.

APPOINTMENT OF NEW CFO

The Company also announces the appointment of Blaine Bailey, Certified General Accountant, as CFO. Mr. Bailey has considerable experience with TSX Venture Exchange companies and his experience will be required as the Company goes through its next phase of development.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Dentonia Resources Ltd.



Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

December 16, 2005

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated December 16, 2005

Enclosed is a copy of our News Release dated December 16, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd. 
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

December 16, 2005

For Immediate Release
TSX Venture: "DTA"

NON BROKERED PRIVATE PLACEMENT SUBMITTED TO THE TSX VENTURE EXCHANGE FOR APPROVAL INCREASED TO 18,443,501 UNITS AND RAISED IN TOTAL $3,079,525

Today, December 16, 2005, Dentonia Resources Ltd. ("Dentonia") submitted documentation relative to its private placement, first announced on November 16, 2005, to the TSX Venture Exchange for approval.

The final subscription was for 18,443,501 units, (12,183,501 non-flow-through units at $0.15, realizing $1,827,525, and 6,260,000 flow-through units at $0.20 realizing $1,252,000).

The 18,443,501 units consisting of:

a) 6,260,000 flow-through units at a subscription price of $0.20, consisting of one flow-through share and one non-flow-through, non-transferable warrant attached, exercisable over 2 years at $0.25 during the 1st year, and $0.35 during the 2nd year.

b) 12,183,501 non-flow-through units, at a subscription price of $0.15, consisting of one common share and one non-transferable warrant attached, exercisable over 2 years, at $0.25 during the 1st year and at $0.35 during the 2nd year.

Shares and warrants to be issued will have a hold period of 4 months plus 1 day from the date of distribution of the units.

Funds realized will be used as detailed in Dentonia's news release of December 14, 2005.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President

Dentonia Resources Ltd.



Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

December 23, 2005 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated December 23, 2005

Enclosed is a copy of our News Release dated December 23, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd. 
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

December 23, 2005

For Immediate Release
TSX Venture: "DTA"

NON BROKERED PRIVATE PLACEMENT COMPLETED
SUBMISSION #109565

Further to TSX Venture Exchange's bulletin of December 19, 2005, Dentonia Resources Ltd. ("Dentonia") advises that the above private placement was completed, providing Dentonia with $1,252,000 flow-through funds and $1,827,525 non-flow-through funds, in total $3,079,525.

The number of units issued were 6,260,000 flow-through at $0.20, consisting of 1 common share and 1 non-transferable warrant attached exercisable over 2 years, during the 1st year at $0.25 and during the 2nd year at $0.35, and 12,183,501 non-flow-through with warrant attached, exercisable over 2 years, during the 1st year at $0.25 and during 2nd year at $0.35.

All securities issued under this private placement are subject to a four month plus one day hold period, expiring on April 24, 2006.

No finder's fee, commission, or any other compensation has been paid or is payable.

Insiders: Dorothy Chin 50,000; Gerald Carlson 100,000; Barren Lands Exploration Services 100,000; Ronald McMillan 66,667

Pro groups: Gus Wahlroth 65,000; Jasson Aisenstat 35,000; Harley Mayers 50,000; Jack Sieb 100,000; Daniel Seiter 50,000; Robert Hlina 50,000; Gordon Rae 100,000; Ron Coutts 50,000; William Ayukawa 450,000; David Durnie 20,000; John Collins 100,000; Cathy Chu 50,000; Kevin Ayukawa 250,000; Teepy Tang 50,000; Owen King 35,000; Andrew Williams 100,000; John Rybinski 150,000; Wendie Elliot 100,000; David Elliot 200,000; David Shepherd 150,000; Nancy Girling 50,000; Dawn Peck 125,000; MCO Investment 50,000; Eha Shepherd 150,000

Funds realized will be used as detailed in Dentonia's news release of December 14, 2005.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.